EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

RECD S.E.C.
MAY 2 3 2002
1086

By Airmail

8th May, 2002.

Attn: Filing Desk - Stop 1-4

02034292

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 3rd May 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) a News Release, dated 8th May 2002, advising that Mr Michael Jackson has resigned as a Director of the Company with effect from 7th May 2002.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

Enc.

dw 5/29

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020-7355-4848

News Release

ER 02/4

MICHAEL JACKSON STEPS DOWN AS DIRECTOR OF EMI GROUP PLC DUE TO CONFLICT OF INTERESTS

LONDON, 8 MAY 2002 – In compliance with paragraph 16.7 of the Listing Rules, EMI today announces that Michael Jackson resigned as a non-executive director of EMI Group plc with effect from 7 May 2002 to avoid a potential conflict of interests. This follows the acquisition by Vivendi Universal of USA Networks' USA Entertainment division, where Jackson was president and CEO, the completion of which was announced in the USA at 19:07 Eastern Standard Time on 7 May 2002.

Jackson joined the EMI board as a non-executive director in October 1999 when he was chief executive of UK television broadcaster Channel 4. He was appointed president and CEO of USA Entertainment last year. When the Vivendi Universal/USA Networks agreement was announced in December 2001, Jackson and the rest of the EMI board agreed that he should resign when the deal was completed and he became chairman of Universal TV.

Eric Nicoli, chairman of EMI Group said: "I'm sorry that circumstances necessitate Michael's early departure from the board. We will miss his wise counsel and incisive thinking. I thank him for his contribution."

EMI expects to appoint a new non-executive director in the near future.

-ENDS-

For further information contact:
Amanda Conroy, tel: 020 7667 3216
Siobhan Turner, tel: 020 7667 3234
EMI Group, London

Patrick Handley, tel: 020 7396 5395
Brunswick, London